Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Charis Winery, Inc.
16 Howard Street
Cumberland , MD 21502
https://www.chariswinery.com/

Up to $1,235,000.00 in Common Stock at $0.65
Minimum Target Amount: $14,999.40

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Charis Winery, Inc.
Address: 16 Howard Street , Cumberland , MD 21502
State of Incorporation: MD
Date Incorporated: July 11, 2012

Terms:

Equity

Offering Minimum: $14,999.40 | 23,076 shares of Common Stock
Offering Maximum: $1,235,000.00 | 1,900,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.65
Minimum Investment Amount (per investor): $249.60

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird Bonus - Next 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive membership in the Charis Investors Club.

Tier 2 Perk — Invest $1000+ and receive Charis Logo laser etched wine glass (set of 2) + Tier 1 Perks

Tier 3 Perk — Invest $2,500+ and receive Glencarin whiskey glass (set of 2) + Tier 1 and 2 Perks

Tier 4 Perk — Invest $5,000+ and receive Charis picnic Backpack, Tier 1, 2, and 3 Perks + 5% bonus shares

Tier 5 Perk — Invest $25,000+ and receive Glencarin whiskey glass (set of 4), Tier 1, 2, 3, and 4 Perks + 10% bonus shares

Tier 6 Perk — Invest $50,000+ and receive engraved Investor Club Desk Plaque and Tier 1, 2, 3, 4, and 5 Perks + 15% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Charis Winery will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.65 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $65. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner’s Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Charis Winery, Inc. ("Charis Winery & Distillery" or the "Company") is a C-Corp organized under the laws of the state of Maryland that produces premium wines and spirits.

Charis is very committed to agricultural sustainability. Therefore Charis uses as much of the raw products so disposal to the landfill is reduced. Beginning in 2022 Charis has moved away from the use of chemicals to using natural enzymes for production of our wines. Terroir is of critical importance so all our raw product is grown within 65 miles of our winery & distillery. Our award winning wines and spirits are different as they reflect the terroir of Mt. Maryland.

In the small, rural community of Cumberland, Charis Winery stands out as a destination winery where customers can gather for wine and spirit tasting, entertainment, and gourmet artisan pizzas. Additionally, accompanying every wine tasting is knowledgeable staff willing to provide in depth information about Charis products as well as local history. Charis Winery's current tasting room and production facility is housed in the shops of Canal Place, adjacent to the Great Allegheny Passage and Appalachian Trail as well as the Western Maryland Scenic Railroad. Charis Winery & Distillery attracts tourists and hikers looking to experience a taste of the mountains. Finally, Charis Winery offers tours of their production facility including the wine tanks, oak barrels, and distilling equipment. Charis wines and spirits have won numerous awards, both national and international competitions. Other regional wineries are Toasted Goat Winery, Route 40 Distillery, Bella Terra Vineyards, Deep Creek Cellars and Cold Run Valley Winery.

Charis wine production began the practice of not using sulfites as a stabilizer and preservative with the 2022 harvest. Charis now uses natural enzymes and non-sac products designed to replace the need to use sulfites.

We believe it is critically important that our wines and spirits reflect the unique local terroir here in the mountain Maryland.

Intellectual Property

The Company has applied for a US trademark to Charis Winery, Inc, filed with the USPTO on November 5, 2022.

Competitors and Industry

Industry

The wine and spirits industry is slated to grow by a compounded percentage rate of 9.39% by 2025 in the USA. {Source:https://www.statista.com/outlook/cmo/alcoholic-drinks/wine/worldwide} We find that while there are many wine and spirit producers - most do not embrace their local terroir and try to make their product similar to big

name products.

There is huge growth in the craft beverage produced via small batch that reflects the uniqueness of the terroir from which the components that are used to produce the beverage are sourced.

Introduce Heirloom Craft Whiskey family; Bloody Butcher, Ohio Blue, Orange Creole and Cherokee White Eagle. Wine and spirits are poised to experience substantial growth over the next 5 to 10 years. The customer is looking for a deeper more complex bolder tasting experience. Research data is showing the greatest area of coming growth is in the Out of Home market. This is why Charis will develop a Brand Ambassador to develop relationships with distributors and retailers and restaurants.

Competitors

While there are other wineries in the area – Toasted Goat Winery, Bella Terra Vineyards, Deep Creek Cellars, and Cold Run Valley Winery – we do not consider them to be competitors to Charis. We find that while there are many wine and spirit producers - most do not embrace their local terroir and try to make their product similar to big name products.

At Charis we want to drive the importance of the uniqueness of the local terroir. To do this all the grapes used in making Charis wines come from Maryland within 65 miles of our location. We use heirloom grains from a local farmer for our spirit production. Even the American Oak barrels come from a regional cooperage. As Chuck Park shares “The trees that are harvested to make the barrels have grown for over 100 years and all the minerals in the soil are left in the wood and has a unique impact on the wine and spirits we produce.

Current Stage and Roadmap

Charis Winery & Distillery has experienced substantial growth over the 10 years since the business opened in 2012. Charis aims to build on this growth by expanding the operation to meet customer demand for many of our products. We hope this will lead to even greater increase in sales while also maintaining the beauty of small batch production.

The region has suffered economically for decades as major industries moved out of the area, jobs were lost and the population has declined. The Mountain Maryland region has a rich history of spirit production dating back to the 1700s. This area was home to the renowned Braddock distillery owned by James Clark during the 1800s. We wanted to take the opportunity to bring back the craftsmanship quality of flavor and taste found in craft-produced wine and spirits historically and be able to share this with people today. We see that starting a wine and spirits production facility not only brings back the craft history but also creates sustainable jobs for the region.

To produce/manufacture high-quality wines and spirits that present the uniqueness of our local terroir, thus providing the customer with a most unique tasting experience.

We believe Charis has benefited from taking a steady approach to growth over the past 10 years. But, Charis has been able to test certain products in particular markets and is now positioned to expand exponentially to broader markets. A key area for growth is to grow our distribution network. The first step is to create the position of Brand Ambassador. Charis will begin by expanding distribution from just the westernmost counties in the state of Maryland to include distributing to all areas in Maryland. Followed by expanding to additional states. But in order to accomplish this we must expand production and while that production is aging we will begin market development.

Charis has successfully developed and tested the process for the production of honey wine also known as mead and plans to bring this historical product to a modern market. Charis produced this mead and released it to market in 2018 with much success and is bringing it back for the 2024 vintage.

The Team

Officers and Directors

Name: Charles Park

Charles Park's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, President, Vice President, Secretary, Treasurer and sole member of the Board of Directors
  Dates of Service: July, 2012 - Present
  Responsibilities: Responsible for admin duties as well as oversite of production and marketing, sales. No direct salary taken. Up till this December Charis was an S corp and profits passed through via a K-1. Charis has revoked the S designation and is a C Corp now. Please note that Charles does not currently receive a salary for his role however plans to receive dividend payments in the future, but not for at least the next two years. Please refer to our risk factors section.

Other business experience in the past three years:

- **Employer:** ACPS Allegany County Public Schools
  Title: IT Tech
  Dates of Service: October, 2007 - April, 2021
  Responsibilities: Responsible for school district facility security. Maintained and operated door entry controls, badges for employees, security cameras, etc

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its

financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Charis Winery & Distillery (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that Charis Winery & Distillery will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our products, that people think it’s a better option than competing products, or that we will able to provide our products at a level that allows the Company to make a profit and still attract business. There can be no assurance as to the availability of good quality raw products used in the production of our finished wine and spirit products.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the

securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best

estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current products are variants on one types of product service, craft alcohol products as separated into two subgroups of wine and spirits. Our revenues are therefore dependent upon the market for craft alcohol products formation.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Charis Winery & Distillery to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget and expanded distribution our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that the products developed by us will be preferred to any existing or newly developed markets. It should further be assumed that competition will intensify.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, Charis Winery & Distillery requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government

regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including growing raw materials, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company's CEO does not currently take a salary.

The Company's CEO does not currently take a salary. There is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary directly from the business. However, the Company CEO plans to take a salary in the form of dividends in the future, estimated in another two years depending on the growth of the business. The Company CEO is the majority shareholder of the business and deeply invested in its products.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company’s holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Charles E. Park	3,904,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,900,000 of Common Stock.

Common Stock

The amount of security authorized is 8,000,000 with a total of 3,904,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as the Subscriber’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2020 was $130,713 compared to $193,772 in fiscal year 2021.

2020 although being shutdown for just under three months was a record year over 2019, in 2020 we added a 2nd still to increase production and in 2021 we were able to release many of these products to the market and sold out of most.

Cost of sales

Cost of Sales for fiscal year 2020 was $68,233 compared to $72,788 in fiscal year 2021.

Charis was able to purchase raw product at a lower cost due to purchasing in larger quantities.

Gross margins

Gross margins for fiscal year 2020 were $62,480 compared to $120,984 in fiscal year 2021.

The substantial increase in gross profits is due to increased revenues while keeping raw product low due to larger volume purchasing.

Expenses

Expenses for fiscal year 2020 were $127,016 compared to $144,525 in fiscal year 2021.

While 2021 expenses increased over 2020 the percentage of expense to revenue decreased as management were making the needed business adjustments due to COVID 19 restrictions. We believe 2022 will continue to track back towards profitability as we continue to climb out of the pandemic and continue to build production.

Historical results and cash flows:

The Company is currently in the production stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because 2020 and 2021 were restricted due to COVID 19 pandemic. Past cash was primarily generated through Tasting Room sales. We have begun to increase sales revenues by building distribution in Western Maryland and plan to expand across all of Maryland and then to several adjacent states. We believe we can increase production 300% to 500% with our current labor team and the addition of our Brand Ambassador position.

Coming out of the Covid 19 pandemic we believe we can now return to a more "normal" operation and continue to build production and sales through distribution while maintaining Tasting Room sales.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 2020, the Company has capital resources available in the form of a line of credit for $27,400 from Headway Capital with a current outstanding ballance of $26,481. This line of credit is still in place as of Feb. 2023 should we need a short term boost, for example to purchase a shipment of grain in a larger quantity thus providing a savings per ton. Cash on hand was $4300 as of February 2023.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support our building expansion and production growth to support expanding distribution sales. We are planning to use these funds to construct a new larger facility and to purchase larger production equipment that will give us the ability to increase run production between 5 to 10 times.

The burn rate is not expected to increase at the same rate as production due to being able to purchase raw materials at greater discounts because of buying in larger bulk quantities. For example; when purchasing grain at a 1/2 ton per order one would pay $43/50lb bag, when purchasing at 5 tons per order one would pay $36/50lb bag. With a larger still one can produce 5 to 10 times the high-proof spirits with the same labor as current production. Further detail; Currently it take 10 hours to produce 5 gallons of high-proof spirits with current equipment. With upgraded equipment in the same 10 hours one would produce 25 to 50 gallons depending if the upgraded equipment was 250 gallon or 500 gallon capacity. This enables the production to be dramatically increased without any increase in labor.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 85% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will continue to operate the company because we plan to use this raise to fund expansive growth. The amount raised will impact how much energy can be put into the sales production growth. For example if less the increase in the still size will be dependant on how much investment money is raised. The amount raised will also directly impact the size and ability to construct a new building. Current operating expenses average $15,742 per month with current revenue averaging $18,452 per month for the year 2022 ending December 31, 2022.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we believe we will be able to expand production 5 to 10 fold. As we are able to increase production we will have opportunity to purchase much of the raw materials at greater bulk savings reducing our per bottle cost. With the labor savings for example with our current still it take 10 hours to produce a 5 gallon run of spirits, with a larger 250 iStill we can produce 5 times the spirit product in the same 10 hour period, this substantially reduces the labor cost for direct production, lowering the per bottle cost. These reductions in production cost should help offset a portion of the increase in non-production cost.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital. Should we need to continue to expand beyond projections we would look at all the available options.

Indebtedness

- **Creditor:** SBA

Amount Owed: $36,948.00
Interest Rate: 3.75%
Maturity Date: May 07, 2050
$180 per month

- **Creditor:** Citizens [Through Charles Park]
  Amount Owed: $32,052.00
  Interest Rate: 11.87%
  Maturity Date: December 28, 2023
  $740 per month

- **Creditor:** Headway Capital-Line of credit
  Amount Owed: $26,395.00
  Interest Rate: 23.0%
  Maturity Date: July 31, 2024

Related Party Transactions

- **Name of Entity:** Citizens
  Names of 20% owners: Charles Park
  Relationship to Company: Through Charles Park, Officer and 20%+ Owner of Charis Winery
  Nature / amount of interest in the transaction: Amount owed: $32,052 Interest rate: 11.87%
  Material Terms: Maturity date: 12/28/2023 Material terms: $740 per month

Valuation

Pre-Money Valuation: $2,537,600.00

Valuation Details:

Charis pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated by incorporating the below:

<u>**Market Growth & Trends**</u>

Charis Winery & Distillery began in the wine production industry in 2013 and expanded in 2019 adding a full-line distillery. Charis produces fine craft wines and spirits. Charis has continued to grow and has doubled revenues over the past four years. This has been accomplished in large part by working with a local distributor. Charis' sales goals have been met and exceeded faster than expected. To address this trend we have worked to continue to build our raw material and bulk product

inventory (tripled in 2022) to prepare for product demand. Charis plans for 2023 is to begin expanding our fine craft wines and spirits beyond the local market to cover the rest of the state of Maryland by engaging a larger distributor who is able to cover the entire state. Once new production equipment is in place and our facility expanded, Charis will be able to continue to increase production thus sales by expanding to additional states/regions via distribution. While working to continue the growth we will not sacrifice quality. Charis' quality in products and service has helped us develop strong goodwill with our customers. In 2022, the company achieved $221,423 in gross income, and its sales were split 46% from the winery and 54% from our distillery. Having this combined winery and distillery business is a unique differentiator compared to other wineries.

The Value of the Company's Assets

Charis continues to build inventory to prepare for expansion to new markets. Current wine and spirits in inventory amount to a retail value of exceeding $500,000. Charis plans to continue to use much of its current equipment in addition to that which is planned for the upgrade with this raise. The upgrades and expansion will allow our growth for the next five-year period plus. The value for this dual business, winery, and distillery, is primarily based on the value that it would likely sell for currently as an operating business in its entirety including all property, finished stock, bulk stock, machinery-equipment, etc.

Management's Prior Achievements & Success

We, the Charis Team, are very proud of what we have been able to accomplish using a boot-strapped method of funding. But we also recognize that in order to grow beyond our current level we need to dramatically increase our production, marketing, and distribution, and to accomplish this we need to welcome investors. On the production front, Charis plans for two members (Chuck and Cole) of our team to attend the Istill University for Master Distiller certification in 2023. Chuck Park has over 18 years of winemaking and distilling experience. Cole began as Chuck's apprentice in early 2022. Morgan is continuing as our apprentice winemaker and Tasting room manager.

Business Partnerships & Relationships

Charis currently is partnered with WMD distribution to the local area, western two counties in Maryland. We are in conversation/planning with another distributor who will be able to cover the other 21 counties in Maryland and several adjoining states as well. The distributor is requesting we increase the production of our whiskey products by a minimum of 10-fold and our finer craft wines five-fold. These requests followed tasting and market testing to analyze demand.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. The company only has one class of authorized stock and no outstanding convertible

securities.

Use of Proceeds

If we raise the Target Offering Amount of $14,999.40 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  6.0%
  Digital media advertising promoting both the raise and our brand. Employing the services of the Marketing company Little Dog to operate the campaign over several of the online social media platforms as well as ads in the regional newspaper in the form of socal-business stories of interest.

- *Research & Development*
  5.0%
  Continue product research into expansion into new markets and the development of methods and systems to increase production without compromising on quality.

- *Company Employment*
  6.0%
  Charis will create the position of Brand Ambassador to work with our distributors and retailers to promote and build relationships leading to increased sales of our craft wines and spirits.

- *Operations*
  10.0%
  Use to cover additional cost of regular product marketing, additional cleaning-sanitation required due to increased production. Additional Printing cost associated with labels and production. These additional cost will be absorbed into the general operations budget in subsequent years.

- *Working Capital*
  50.0%
  Renovation-expansion of facility to hold new production equipment. New

still/masher, new jacketed fermenters, glycol chillers, RO product water filtration system, upgraded bottling system to support both wine and spirits, installation and training of new production systems, upgraded pumps, additional wine production tanks, additional oak barrels for product aging.

- *Inventory*
  17.5%
  Purchase of raw materials, grapes, grains, etc needed to increase production to required levels.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.chariswinery.com/ (chariswinery.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/chariswinery

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Charis Winery, Inc.

[See attached]

CHARIS WINERY, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Charis Winery, Inc.
Cumberland, Maryland

We have reviewed the accompanying financial statements of Charis Winery, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

December 27, 2022
Los Angeles, California

CHARIS WINERY INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	27,676	$	29,666
Inventory		14,181		14,181
Total Current Assets		**41,856**		**43,846**
Property and Equipment, net		6,804		24,585
Total Assets	**$**	**48,661**	**$**	**68,431**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Current Portion of Loans and Notes	$	24,013	$	10,620
Line of Credit		15,100		-
Other Current Liabilities		5,939		1,258
Total Current Liabilities		**45,052**		**11,878**
Promissory Notes and Loans		33,273		57,123
Total Liabilities		**78,325**		**69,000**
STOCKHOLDERS EQUITY				
Common Stock		15		15
Additional Paid in Capital		98,596		98,596
Shareholder Distribution		(87,622)		(78,730)
Retained Earnings/(Accumulated Deficit)		(40,654)		(20,450)
Total Stockholders' Equity		**(29,665)**		**(569)**
Total Liabilities and Stockholders' Equity	**$**	**48,661**	**$**	**68,431**

See accompanying notes to financial statements.

CHARIS WINERY INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 193,772	$ 130,713
Cost of Goods Sold	72,788	68,233
Gross profit	120,984	62,480
Operating expenses		
General and Administrative	140,021	120,331
Sales and Marketing	4,504	6,685
Total operating expenses	144,525	127,016
Operating Income/(Loss)	(23,542)	(64,536)
Interest Expense	4,679	1,257
Other Loss/(Income)	(8,017)	(36,013)
Income/(Loss) before provision for income taxes	(20,204)	(29,781)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (20,204)**	**$ (29,781)**

See accompanying notes to financial statements.

CHARIS WINERY INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Shareholder Distribution	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	1,500	**$ 15**	**$ 66,397**	**$ (39,485)**	**$ 9,330**	**$ 36,257**
Capital Contribution			32,200			32,200
Shareholder Distribution				(39,245)		(39,245)
Net income/(loss)					(29,781)	(29,781)
Balance—December 31, 2020	1,500	15	98,596	(78,730)	$ (20,450)	**$ (569)**
Shareholder Distribution				(8,892)		(8,892)
Net income/(loss)					(20,204)	(20,204)
Balance—December 31, 2021	**1,500**	**$ 15**	**$ 98,596**	**$ (87,622)**	**$ (40,654)**	**$ (29,665)**

See accompanying notes to financial statements.

CHARIS WINERY INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(20,204)	$	(29,781)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of Property		21,382		20,662
Changes in operating assets and liabilities:				
Other Current Liabilities		4,681		1,258
Net cash provided/(used) by operating activities		**5,860**		**(7,861)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(3,601)		(8,463)
Net cash provided/(used) in investing activities		**(3,601)**		**(8,463)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		32,200
Shareholder Distribution		(8,892)		(39,245)
Line of Credit		15,100		-
Borrowing on Promissory Notes and Loans		-		35,360
Repayment of Promissory Notes and Loans		(10,456)		-
Net cash provided/(used) by financing activities		**(4,248)**		**28,314**
Change in Cash		(1,990)		11,991
Cash—beginning of year		29,666		17,675
Cash—end of year	**$**	**27,676**	**$**	**29,666**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	4,679	$	1,257
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Charis Winery Inc. was incorporated on July 11, 2012, in the state of Maryland. The financial statements of Charis Winery Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cumberland, Maryland.

Charis Winery & Distillery produces a variety of grape wines such as Chancellor, Nebbiolo, Pinot Noir, and white wines like Pinot Grigio, Vidal Blanc, Catawba, etc. and fruit wines like Peach, Cranberry, Blueberry, Strawberry, and more. The winery is located at the Canal Place Shops in the downtown area of Cumberland, Maryland.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, barrels, ingredients and finished goods which are determined using a FIFO (first-in-first-out) method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Leasehold Improvements-Building	15 years
Office Furniture & Equipment	5 years
Tasting Room Equipment	5 years
Truck	5 years
Winery Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

In 2022, the Company's legal form changed to a C Corp by revoking its S Corp designation. Charis Winery, Inc. is now a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its wines, spirits, oils, vinegars, food, and beers.

Cost of sales

Costs of goods sold include the cost of gapes, grains, beer, bottles, oils, vinegar, corks, caps, chemicals for fruit and grain treatment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021 and December 31, 2020 amounted to $4,504 and $6,685, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 27, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide

supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Raw materials	3,545	3,545
Work in progress	7,090	7,090
Finished goods	3,545	3,545
Total Inventory	**$ 14,181**	**$ 14,181**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Accrued Interest	5,939	1,258
Total Other Current Liabilities	**$ 5,939**	**$ 1,258**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Leasehold Improvements-Building	$ 3,671	$ 3,671
Office Furniture & Equipment	5,577	5,577
Tasting Room Equipment	4,844	4,844
Truck	38,567	38,567
Winery Equipment	56,700	53,098
Property and Equipment, at Cost	**109,358**	**105,757**
Accumulated depreciation	(102,554)	(81,172)
Property and Equipment, Net	**$ 6,804**	**$ 24,585**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021 and 2020 were in the amount of $21,382 and $20,662, respectively.

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,500 shares of Common Stock with a par value of $0.01. As of December 31, 2021, and December 31, 2020, 1,500 shares have been issued and are outstanding.

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

					For the Year Ended December 2021					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
SBA Loan	$ 36,200	3.75%	5/17/2020	5/17/2050	$ 1,358	$ 2,205	$ 1,207	$ 33,273	$ 36,685	$ 848	$ 848	$ 1,620	$ 34,480	$ 36,948
Promissory Note - Charles Park	$ 28,000	11.87%	11/16/2020	12/28/2022	$ 3,324	$ 3,733	$ 22,807		$ 26,540	$ 410	$ 410	$ 9,000	$ 22,643	$ 32,052
Total					$ 4,681	$ 5,939	$ 24,013	$ 33,273	$ 63,225	$ 1,258	$ 1,258	$ 10,620	$ 57,123	$ 69,000

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 24,013
2023	1,207
2024	1,207
2025	1,207
2026	1,207
Thereafter	28,447
Total	**$ 57,287**

Line of Credit

On December 29, 2021, the Company entered into a Line of Credit agreement with Headway Capital LLC. The credit facility size $27,400. The interest rate is Annual Percentage Rate ("APR") of 42.70%. The total outstanding balance as of December 31, 2021 was $15,100. The entire balance is classified as current.

8. RELATED PARTY

On February 08, 2020, the shareholder and the founder, Charles E. Park, took a personal loan from Citizens Bank in the amount of $28,000. . The monies were deposited into Charis bank account and used for financing of operating activities. The loan bears an interest rate of 11.87%. The loan is due on December 28, 2022. As of December 31, 2021, and December 31, 2020, the outstanding balance of this loan is in the amount of $22,807 and $31,643.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through December 27, 2022, which is the date the financial statements were available to be issued.

In 2022, the Company's legal form changed to a C Corp by revoking its S Corp designation.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $23,542, stockholder's equity deficit of $29,665, and liquid assets in cash of $27,676, which is less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

INVEST IN CHARIS WINERY & DISTILLERY TODAY!

Mountain Made Wine and Distilled Spirits

Charis Winery & Distillery (CW&D) is a Maryland-based wine and spirits brand established in 2012. In recent years, the company has experienced rapid growth in product sales, and is ...
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Mountain made wine and distilled spirits

$0.00 Raised

Invest Now
$0.65 Per Share

RAISED	INVESTORS
$0.00	0
MIN INVEST	**VALUATION**
$249.60	$2.54M

REASONS TO INVEST

- Charis Winery & Distillery has built an established wine and spirits brand creating products as unique as the environs where our locally-sourced ingredients grow. Since opening its doors, the company has achieved year-over-year growth, and is now poised to expand, bringing a taste of the Maryland mountains to new markets.

- Charis' products encompass two of the fastest growing sectors in the alcoholic beverages market. According to reports, the global wine segment is growing at a CAGR of 9.39% and expected to reach over $362B by 2023.* Meanwhile, trends indicate that the distilled spirits category has been gaining market share for the past 12 consecutive years,* equating to an additional $98B opportunity in the U.S. alone.*

- Charis has benefited from taking a steady approach to growth, and with ten years of experience in the industry, is well-positioned to scale. Support from investors will allow the company to increase production capacity, expand our distribution network, and meet existing demand for our popular products as well as new launches.

*Market information provided by (source) (source) (source)

THE PITCH

Since 2012, Charis Winery & Distillery has been producing premium wines inspired by Maryland's mountain landscape, and infused with locally-sourced ingredients. In a decade's time, the company has matured from a small boutique winery into a fully-operational distillery and winery with a product portfolio that includes award-winning small batch spirits and meads. Surpassing all initial projections, Charis has outgrown its first two production spaces, and is now ready to scale operations for further expansion.

A Collection of Intentionally Crafted Spirits Inspired By Local Surroundings

Located in the small, rural community of Cumberland, MD, Charis Winery & Distillery is focused on creating wine, spirits, and meads that reflect regional flavor. Our handcrafted collection of products includes a range of red, white and fruit wines, brandy, rum, whiskey, and moonshine, all made from locally grown grapes and grains.


Our area has a **rich regional history** of
spirit production **dating back to the 1700s**

Drawing from a rich regional history of spirit production dating back to the 1700s, coupled with the neverending curiosity of the company's chief winemaker, Chuck Park, CW&D is continually expanding and reimagining our product line, in response to growing customer demand.

WHAT WE DO

A Taste of Maryland's Mountain Terroir In Every Sip

Terroir: ter·roir /terˈwär/ noun: the environmental conditions, especially soil and climate, in which grapes are grown and that give a wine its unique flavor and aroma (source).


Terroir: ter·roir /terˈwär/ noun
the environmental conditions, especially soil and climate, in which grapes are grown and that give a wine its unique flavor and aroma

Charis Winery & Distillery believes it is critically important that our wines and spirits express the unique terroir of our surroundings. Committed to agricultural sustainability, the company sources all raw materials – including heirloom grains, grapes, and even the oak for our barrels – within a 65 mile radius of our production location.

Chuck Park explains, "The trees that are harvested to make our barrels have grown for over 100 years and all the minerals in the soil are left in the wood, which has a unique impact on the wine and spirits we produce."


Craftsmanship
Quality of flavor
The taste of traditional small batch wine & spirits

As a company, our vision is to capture the craftsmanship, quality of flavor, and taste of traditional small batch spirits, and share them with the next generation of consumers in our expanding market. Starting with wines, and moving into craft spirit making, Charis has been able to cultivate steady brand growth, winning awards at the international level, and selling out new products as soon as they hit the shelves.


We source all raw materials **within a 65 mile radius** of our production location

THE MARKET & OUR TRACTION

Bringing Historic Taste and Tradition To The Modern Market

Charis Winery & Distillery was first launched out of a 500 square foot storefront and, within five years, the company saw sales increase to the point of needing to acquire more production space. Business operations were upgraded to a larger facility and retail location in 2017. Even so, present-day demand for the products is now once again outpacing Charis' current capacity.


Present-day **demand** for the products is now **outpacing** Charis' current capacity

Since opening in 2012, the company's sales have increased substantially in the 10 years of operation. In order to continue growing our sales and distribution network, Charis is now raising funds to expand operations and upgrade its production systems, which will allow us to generate more volume while maintaining the small batch quality our brand is renowned for.


Since opening in 2012, the company's sales have **increased substantially** in the 10 years of operation.

WHY INVEST

Invest in An Established Brand With Over a Decade of Experience in The Industry


With this funding, we can maintain the small batch quality our brand is renowned for, while expanding to keep pace with the demand for our products.
Invest with us today!

In its first year, Charis Winery produced approximately 500 bottles of wine. However, over the years, the company has celebrated growth to the tune of over 10K bottles annually, and following the successful addition of distilled spirits we believe our brand will only continue to grow and evolve.

Over the next few years, Charis will be focused on executing a strategic roadmap that includes scaling operations, exponentially expanding our distribution network, introducing additional products, and partnering with brand ambassadors to reach a broader market. With a proven track record of steady sales and growth behind us, your investment will be integral to realizing even more future success. Thank you for supporting Charis Winery & Distillery on StartEngine!

ABOUT

HEADQUARTERS	VALUATION
16 Howard Street Cumberland , MD 21502	**$2.54M**

Charis Winery & Distillery (CW&D) is a Maryland-based wine and spirits brand established in 2012. In recent years, the company has experienced rapid growth in product sales, and is now seeking funding to expand production capacity in step with increasing demand.

TEAM



Charles Park
CEO, President, Secretary, Treasurer, Director

Chuck Park began Charis Winery Inc after years of winemaking as a hobby. Chuck bootstrapped the beginning of the company thus avoiding debt. In year one Charis produced about 500 bottles of wine, in year 10 Charis currently produces about 10,000 bottles.

Chuck currently is the majority shareholder of the company but does not take a salary from the business. Please refer to our Risk Factors section for more details.

in



Robin Park
Elaia Products Manager

After raising her sons, Robin became intrigued with quality extra virgin olive oils and balsamic vinegars, she has dedicated herself to the study of oils and vinegars and their uses. In 2015 began working with an importer to bring in quality products for the Tasting room. Robin oversees packaging and sales for the oils and vinegars.



Morgan Boord
Tasting Room Manager

Morgan has been working in the tasting room for almost 3 years. She started at Charis as a change of pace for her family during the pandemic, and it didn't take long for her to be fully engrossed in the wine making industry. You can find Morgan in the tasting room, having way more fun at work than she thinks she is supposed to have.

Morgan says her favorite from Charis: the 2022 blend of Iron Horse, but I also love Blackberry Bounce; I keep a bottle of it my freezer at home!



Cole Cooper
Assistant Wine Maker and Distiller

Cole began his career with Charis in 2022 and is immersing himself into the elements of both wine and spirit production. Cole has an exceptional palate which serves him well in his endeavors in the production of Charis wine and spirits.

TERMS

Charis Winery & Distillery

Overview

PRICE PER SHARE **$0.65**	VALUATION **$2.54M**
DEADLINE **Apr 17, 2023**	AMOUNT RAISED **$0.00**

Breakdown

MIN INVESTMENT **$249.60**	OFFERING TYPE **Equity**
MAX INVESTMENT **$1,235,000.00**	ASSET TYPE **COMMON**
MIN NUMBER OF SHARES OFFERED **23,076**	SHARES OFFERED **Common Stock**
	MAX NUMBER OF SHARES OFFERED **1,900,000**

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Risks

Company :	**Charis Winery, Inc.**
Corporate Address :	**16 Howard Street , Cumberland , MD 21502**
Offering Minimum :	**$14,999.40**
Offering Maximum :	**$1,235,000.00**
Minimum Investment Amount (per investor) :	**$249.60**

Terms

Offering Type :	**Equity**
Security Name :	**Common Stock**
Minimum Number of Shares Offered :	**15,384**
Maximum Number of Shares Offered :	**1,800,000**
Price per Share :	**$0.65**
Pre-Money Valuation :	**$2,537,600.00**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Time-Based Perks

Friends and Family - First 72 hours | 15% bonus shares

Super Early Bird Bonus - Next 72 hours | 10% bonus shares

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume-Based Perks

Tier 1 Perk — Invest $500+ and receive membership in the Charis Investors Club.

Tier 2 Perk — Invest $1000+ and receive Charis Logo laser etched wine glass (set of 2) + Tier 1 Perks

Tier 3 Perk — Invest $2,500+ and receive Glencarin whiskey glass (set of 2) + Tier 1 and 2 Perks

Tier 4 Perk — Invest $5,000+ and receive Charis picnic Backpack, Tier 1, 2, and 3 Perks + 5% bonus shares

Tier 5 Perk — Invest $25,000+ and receive Glencarin whiskey glass (set of 4), Tier 1, 2, 3, and 4 Perks + 10% bonus shares

Tier 6 Perk — Invest $50,000+ and receive engraved Investor Club Desk Plaque and Tier 1, 2, 3, 4, and 5 Perks + 15% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Charis Winery will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.65 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $65. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

[Chuck]

Welcome to Charis Winery and Distillery, we are located in historic downtown Cumberland MD. Our dream began over twelve years ago when we began researching a location to develop Charis Winery. Ten years ago, we opened for business. Four years ago we expanded to include our distillery.

[Morgan]

At Charis, we believe terroir is very important for our craft beverages, so we source high quality, regional, grown grapes for the production of our award winning wines!

[Chuck]

Charis distilling sources the highest quality heirloom grains from our local region. These are used to produce our award winning spirits.

[Chuck]

Now, this is where things get exciting…

Both wine and spirits revenue is growing in the United States.

Charis continues to grow and to meet the demand for Charis wines & spirits, Charis is looking to build a new facility and upgrade production equipment, incorporating the use of green energy.

[Chuck]

We believe the future for Charis Winery & Distillery looks incredible and we want you to be a part of it. So come join us on this awesome journey!

[Cole]

Fine wine, craft spirits, great times, we are inviting you to come be a part of the growing Charis family.

Salute’

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